MindWalk to Report Financial Results and Recent Business Highlights for First Quarter Fiscal Year 2026 on September 15, 2025

The Company to host an earnings conference call via webcast

AUSTIN, Texas – MindWalk (NASDAQ: HYFT) (“HYFT” or the “Company”), a bio-native AI company operating at the intersection of TechBio and next-generation drug discovery, today announced that it will host a conference call to discuss its quarterly results and recent business highlights for first quarter fiscal year end 2026, on Monday, September 15, 2025, at 10:30 am Eastern Time. The financial results will be issued in a press release prior to the call. MindWalk management will host the conference call followed by a question-and-answer period.

Conference Call and Webcast Details

The Company will host a live conference call and webcast to discuss these results and provide a corporate update on Monday, September 15th, 2025, at 10:30AM ET.

The conference call will be webcast live and available for replay via a link provided in the Events section of the Company’s IR pages at https://ir.ipatherapeutics.com/events-and-presentations/default.aspx

***Participant Dial-In Details***

Joining by Phone
USA / International Toll +1 (646) 307-1963
USA - Toll-Free (800) 715-9871
Canada - Toronto (647) 932-3411
Canada - Toll-Free (800) 715-9871

Participants call one of the allocated dial-in numbers and advise the Operator of either the Conference ID 3224490 or Conference Name.

Webcast Attendee URL

https://events.q4inc.com/attendee/796370968

Please call the conference telephone number five minutes prior to the start time. An operator will register your name and organization.

Anyone listening to the call is encouraged to read the company's periodic reports available on the company’s profile at www.sedarplus.com and www.sec.gov, including the discussion of risk factors and historical results of operations and financial condition in those reports.

About MindWalk

MindWalk is a Bio-Native AI company transforming drug discovery and development. Powered by patented HYFT® technology and the LensAI™ platform, MindWalk unifies sequence, structure, function, and literature into a single computational language and closes the loop with an integrated, full-stack wet lab. The platform supports rapid epitope mapping, de novo molecular design, in silico vaccine exploration, and population-scale biologics analytics that help turn insights into validated candidates at speed.

Investor Relations Contact
Louie Toma
Managing Director, CORE IR
investors@ipatherapeutics.com

Source: MindWalk Holdings Corp.